FLORIDA ROCK INDUSTRIES, INC.
155 East 21st Street
Jacksonville, Florida 32206
November 16, 2007
VIA FACSIMILE AND EDGAR
The Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. H. Roger Schwall

Re:	Florida Rock Industries, Inc Registration Statement on Form S-3, filed December 19, 2005 (Registration Number 333-130456)
Dear Mr. Schwall:
     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Florida Rock Industries, Inc. (the “Company”) hereby applies for withdrawal of its Registration Statement on Form S-3, together with all exhibits thereto, originally filed with the U.S. Securities and Exchange Commission on December 19, 2005 (Registration No. 333-130456) (the “Registration Statement”).
     The Company does not intend to conduct the offering of securities contemplated in the Registration Statement because it has been acquired by Vulcan Materials Company, which has determined that registration of the Company’s securities is not in the best interest of the Company. No securities have been or will be issued or sold under the Registration Statement.
     This letter confirms that, pursuant to Rule 477 of the Securities Act, the Registration Statement is hereby withdrawn. If you have any questions regarding this matter, please contact the undersigned at (205) 298-3202.

Very truly yours, FLORIDA ROCK INDUSTRIES, INC.
By:	/s/ Jerry F. Perkins, Jr.
Jerry F. Perkins Jr., Vice President and
Secretary